UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER



                       APPLIED SPECTRUM TECHNOLOGIES, INC.
               (Exact name of registrant as specified in charter)


                                    DELAWARE
         (State or other Jurisdiction of Incorporation or Organization)


        0-16397                                           41-2185030
(Commission File Number)                       (IRS Employer Identification No.)


                                 936A BEACHLAND
                               BOULEVARD, SUITE 13
                              VERO BEACH, FL 32963
                         (Address of Principal Executive
                              Offices and zip code)

                                 (772) 231-7544
                             (Registrant's telephone
                          number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)


                                  June 14, 2006

                       APPLIED SPECTRUM TECHNOLOGIES, INC.


                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF APPLIED SPECTRUM TECHNOLOGIES, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO APPLIED SPECTRUM TECHNOLOGIES, INC.


                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of June 9, 2006, of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Applied Spectrum Technologies, Inc., a Delaware corporation ("Applied"), pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder, in connection with the issuance of certain shares of Series A Convertible Preferred Stock pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 16, 2006, by and among Applied, Pro-Stars, Inc., a Nevada corporation ("Pro-Stars") and APSP Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Applied ("Merger Sub").

      Under the Merger Agreement, Applied and Pro-Stars will enter into a business combination transaction by means of a merger ("Merger") between Merger Sub and Pro-Stars in which Pro-Stars will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common stock of Pro-Stars for shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Applied ("Preferred Stock"). Following the closing of the Merger ("Closing"), Pro-Stars will continue as a wholly-owned subsidiary of Applied.

      The Merger Agreement is included as Exhibit 2.1 to Applied's Current Report on Form 8-K dated May 16, 2006, and filed with the Securities and Exchange Commission ("SEC") on May 19, 2006. The Merger Agreement is the legal document that governs the Merger and the other transactions contemplated by the Merger Agreement. The discussion of the Merger Agreement set forth herein is qualified in its entirety by reference to this Exhibit 2.1.

      The Merger Agreement provides that Applied's current sole director and officer, Kevin R. Keating, will resign as an officer and director of Applied effective as of the Closing Date (as defined in the Merger Agreement) and will appoint to Applied's board the following persons:

      o     Sam Battistone, the Chairman and CEO of Pro-Stars
      o     Sean Goodchild, the President, Secretary and a director of Pro-Stars
      o Dale Larsson, the Chief Financial Officer and a director of Pro-Stars
      o     Klaus Moeller, a director of Pro-Stars

Each of these newly-appointed directors of Applied is described in more detail below.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder. No action is required by the stockholders of Applied in connection with this Information Statement. However, Section 14(f) of the Exchange Act of 1934 and Rule 14f-1 promulgated thereunder require the mailing to Applied's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of Applied's directors occurs (otherwise than at a meeting of Applied's stockholders). Accordingly, the Closing of the transactions contemplated under the Merger Agreement and the resulting change in a majority of Applied's directors will not occur until at least 10 days following the filing and mailing of this Information Statement. This Information Statement will be first mailed to Applied's stockholders of record on or about June 14, 2006.


                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On May 16, 2006, Applied entered into the Merger Agreement with Pro-Stars, Inc. and Merger Sub. Under the Merger Agreement, Applied and Pro-Stars will enter into a business combination transaction by means of a merger between Merger Sub and Pro-Stars in which Pro-Stars will merge with Merger Sub and be the surviving entity, through an exchange of all the issued and outstanding shares of common stock of Pro-Stars for shares of Series A Convertible Preferred Stock, par value $0.001 per share, of Applied ("Preferred Stock"). Following the closing of the Merger ("Closing"), Pro-Stars will continue as a wholly-owned subsidiary of Applied.

      In connection with the Merger, (i) each outstanding share of Pro-Stars common stock will be converted into the right to receive 0.043656 shares of Preferred Stock; and (ii) each outstanding option and warrant to purchase one
(1) share of Pro-Stars common stock will be assumed by Applied and converted into an option or warrant to purchase 4.39879 shares of Applied common stock (with the exercise price being adjusted accordingly). The exchange ratios set forth above assume $15,000,000 in gross proceeds to be received by Applied in the Equity Financing (defined below) and are subject to change depending on the actual amount of gross proceeds received by Applied in the Equity Financing and the actual pre-money valuation of Applied (after giving effect to the Merger with Pro-Stars).

      The consummation of the Merger is contingent on a minimum of $10,000,000 (or such lesser amount as mutually agreed to by Applied and Pro-Stars) being subscribed for, and funded into escrow, by certain accredited and institutional investors ("Investors") for the purchase of either Preferred Stock or common stock of Applied promptly after the closing of the Merger under terms and conditions approved by Applied's board of directors immediately following the Merger ("Equity Financing"). The closing of the Equity Financing will be contingent on the closing of the Merger, and the Merger will be contingent on the closing of the Equity Financing.

      No assurances can be given that the Equity Financing or the Merger will be completed. Further, in the event the Equity Financing is completed, there can be no assurance that that the gross proceeds will be at least $10,000,000.

      The exchange ratios set forth above are also subject to adjustment to reflect appropriately the effect of any stock split, stock dividend, reorganization, recapitalization, reclassification, combination or other like change with respect to the capital stock of Applied or Pro-Stars (or any options or warrants with respect to the foregoing) occurring on or after May 16, 2006 and through the Closing.

      For purposes of this Information Statement, it is assumed that the Equity Financing will be completed with gross proceeds of $15,000,000 and, as such, the Merger is completed without any adjustment to the exchange ratios.

      As of May 31, 2006, Pro-Stars common stock, options and warrants outstanding were as follows:

      o     22,906,350 shares of common stock.

      o Options to purchase 4,325,000 shares of common stock at an exercise price of $1.00 per share.

      o Warrants to purchase 2,177,550 shares of common stock at an exercise price of $1.00 per share, warrants to purchase 100,000 shares of common stock at an exercise price of 110% of the common stock share price in the Equity Financing and warrants to purchase 100,000 shares of common stock at an exercise price of 120% of the common stock share price in the Equity Financing.

      Assuming no Pro-Stars' stockholder elects dissenters' rights, the Pro-Stars stockholders will be issued 1,000,000 shares of Preferred Stock in the Merger. Each share of Preferred Stock will be convertible into 100.760204 shares of Applied's common stock. Accordingly, upon completion of the Merger and the Equity Financing, the Pro-Stars stockholders will own 1,000,000 shares of Preferred Stock (equivalent to 100,760,204 shares of Applied's common stock on an as-converted basis), the Investors will receive 72,350,555 shares of Applied's common stock (or, if the Equity Financing is structured as Preferred Stock, 718,047 shares of Preferred Stock convertible into 72,350,555 shares of Applied's common stock), and the current Applied stockholders will own 5,353,941 shares of Applied's common stock. Upon conversion of the Preferred Stock, the Pro-Stars stockholders together with the Investors will own approximately 97% of the total outstanding shares of Applied's common stock, and the current Applied stockholders will own approximately 3% of the total outstanding shares of Applied's common stock.

      The issuance of the shares of Preferred Stock to the Pro-Stars stockholders in the Merger (and, upon conversion, the shares of Applied common stock underlying such shares of Preferred Stock) and the issuance of shares of Preferred Stock or Applied's common stock in the Equity Financing are intended to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and such other available exemptions. As such, the shares of Applied's common stock, the shares of Preferred Stock and the shares of Applied's common stock underlying the Preferred Stock may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the United States Securities and Exchange Commission ("Commission") or with any state securities commission in respect of the Merger or the Equity Financing. However, as a condition to the Equity Financing, it is expected that Applied will agree to register for public re-sale the shares of Applied's common stock (or the shares of common stock underlying the Preferred Stock) issued to the Investors in the Equity Financing. In addition, Applied has agreed to register for public re-sale after the Merger:
(i) 2,400,000 shares of Applied's common stock (on a pre-Reverse Split basis), the holders of which have piggyback registration rights, (ii) 2,281,302 shares of Applied's common stock (on a pre-Reverse Split basis) held by KI Equity Partners III, LLC, and (iii) shares of common stock underlying certain shares of Preferred Stock issued in the Merger.

      Applied is presently authorized under its Certificate of Incorporation to issue 150,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. Of the
5,000,000 shares of preferred stock authorized, 2,000,000 shares will be designated as Series A Convertible Preferred Stock pursuant to a certificate of designations ("Certificate of Designations"), which will be approved by Applied's board of directors, and filed with and accepted by, the Secretary of State of the State of Delaware prior to the Closing of the Merger. Currently, Applied has 5,353,941 shares of common stock outstanding and no shares of preferred stock outstanding.

      Each share of Preferred Stock will be convertible into 100.760204 shares of Applied's common stock (the "Conversion Rate"). The Preferred Stock will immediately and automatically be converted into shares of Applied's common stock (the "Mandatory Conversion") upon the effective date of the filing of an Amended and Restated Certificate of Incorporation of Applied, to be approved by a majority of Applied's stockholders (voting together on an as-converted-to-common-stock basis) following the Merger, effecting a 1 for 15 reverse stock split of Applied's outstanding common stock ("Reverse Split").

      The holders of shares of Preferred Stock will be entitled to vote together with the holders of Applied's common stock, as a single class, upon all matters submitted to holders of common stock for a vote. Each share of Preferred Stock will carry a number of votes equal to the number of shares of common stock issuable as if converted at the record date. As such, immediately following the Merger, the Pro-Stars stockholders and the Investors will have approximately 97% of the total combined voting power of all classes of Applied stock entitled to vote.

      In connection with the Reverse Split, Applied's board of directors may, in its discretion, provide special treatment to certain Applied stockholders to preserve round lot holders (i.e., holders owning at least 100 shares prior to the Reverse Split) after the Reverse Split. Applied's board of directors may elect, in its discretion, to provide such special treatment to the record holders of Applied's common stock only on a per certificate basis or more generally to the beneficial holders of Applied's common stock. For example, if Applied's board determines to provide such special treatment to record holders only, the record holders of Applied's common stock holding a certificate representing 1,500 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after the Reverse Split with respect to each such certificate, and record holders holding a certificate representing 100 shares of common stock or fewer would not be affected and would continue to hold a certificate representing the same number of shares as such stockholders held before the Reverse Split. In the alternative, if Applied's board determines to provide such special treatment to beneficial holders generally, the beneficial holders of Applied's common stock beneficially holding 1,500 or fewer shares of common stock but at least 100 shares of common stock would receive 100 shares of common stock after the Reverse Split, and persons beneficially holding 100 shares of common stock or fewer would not be affected by the Reverse Split and would continue to hold the same number of shares as such stockholders held before the Reverse Split. The terms and conditions of special treatment afforded to Applied stockholders to preserve round lot stockholders, if any, including the record dates for determining which stockholders may be eligible for such special treatment, will be established in the discretion of Applied's board of directors.

      Effective as of the Closing of the Merger, and subject to applicable regulatory requirements, including the preparation, filing and distribution to the Applied stockholders of this Information Statement at least ten (10) days prior to Closing, Kevin R. Keating, Applied's current sole officer and director will resign such positions and will appoint as directors:

      o     Sam Battistone,  the Chairman and CEO of Pro-Stars
      o     Sean Goodchild, the President, Secretary and a director of Pro-Stars
      o Dale Larsson, the Chief Financial Officer and a director of Pro-Stars
      o     Klaus Moeller, a director of Pro-Stars

      As a condition to the Closing of the Merger, the holders of Applied's capital stock representing a majority of Applied's voting power immediately after Closing (including KI Equity Partners III, LLC, Applied's current majority stockholder) will agree to vote their shares of Applied's voting securities to approve the Reverse Split, the assumption of and amendment to, Pro-Stars' 2005 equity incentive plan, and the change of Applied's corporate name to Pro-Stars, Inc. (collectively, the "Actions").

      Additional information concerning Messrs. Battistone, Goodchild, Larsson and Moeller is set forth below.

      At or prior to the Closing, Applied will also enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Applied for its advisory services rendered to Applied in connection with the Merger. The transaction advisory fee will be $500,000, with the payment thereof being subject to the Closing of the Merger.

      Applied and Pro-Stars have each agreed to continue to operate their business in the ordinary course prior to the Merger.

      Under the Merger Agreement, each of Applied and Pro-Stars have agreed to do certain things, some of which are conditions to the Merger transaction. Each company is obligated to (a) obtain all necessary approvals for various aspects of the transaction, (b) give the other access to the records and personnel to complete due diligence review, (c) proceed expeditiously to undertake all actions so as to be able to consummate the Merger, (d) in the case of Pro-Stars, deliver audited financial statements including a balance sheet as of December 31, 2004 and 2005 and statements of operations, cash flows and stockholders' equity for the years then ended, and unaudited financial statements including a balance sheet as of March 31, 2005 and 2006 and statements of operations, cash flows and stockholders' equity for the three months then ended, and (e) refrain from soliciting or initiating proposals from, providing information to or holding discussions with any party concerning any sale of assets or any material portion of any capital stock or any merger, consolidation, business combination, liquidation or similar transaction, subject to the fiduciary obligations of directors generally.

      Consummation of the Merger is also contingent upon (i) preparation, filing and distribution to the Applied stockholders of this Information Statement, (ii) continued quotation of Applied's common stock on the Over-the-Counter Bulletin Board, (iii) the completion of the Equity Financing, (iv) Applied's entry into an investor relations agreement, and (v) holders of no more than 0.5% of the outstanding shares of Pro-Stars' common stock shall have taken action to exercise their dissenters' or appraisal rights pursuant to applicable laws.

      The representations and warranties of the parties to the Merger Agreement generally do not survive the Closing.

      The Merger Agreement may be terminated as follows:  (i) by mutual consent,
(ii) by either party if the Merger is not consummated by June 30, 2006, (iii) by either party if the Merger is prohibited by issuance of an order, decree or ruling, or (iv) by either party if the other is in material breach of any representation, warranty, covenant or agreement. In the event of termination, both parties are responsible for their own expenses. If the Merger Agreement is terminated by Applied as a result of Pro-Stars' failure to satisfy the conditions precedent to Closing that are applicable to it or as a result of a breach or misrepresentation by Pro-Stars, the $50,000 deposit paid to Applied by Pro-Stars may be retained by Applied as liquidated damages and as its sole source of damages for any breach or termination of the Merger Agreement.

      The directors of Applied have approved the Merger Agreement and the transactions contemplated thereunder. The directors of Pro-Stars have approved the Merger Agreement and the transactions contemplated thereunder. The Merger Agreement and the transactions contemplated thereunder require the approval of Pro-Stars' stockholders before the Merger can be consummated. The parties expect the closing of the transactions under the Merger Agreement to occur on or about June 30, 2006. However, there can be no assurances that the Merger or Equity Financing will be completed.

      On March 28, 2006, in its Current Report on Form 8-K dated March 27, 2006, Applied reported the execution of a letter of intent to acquire Pro-Stars. On
May 19, 2006, in its Current Report on Form 8-K dated May 16, 2006, Applied reported the execution of the Merger Agreement to acquire Pro-Stars.

      Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity Partners III, LLC ("KI Equity"), which is the current majority stockholder of Applied, and Keating Securities, LLC, the registered broker-dealer affiliate of Keating Investments, LLC. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity or Keating Securities, LLC and disclaims any beneficial interest in the shares of Applied's common stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity and Keating Securities, LLC disclaim any beneficial interest in the shares of Applied's common stock currently owned by Kevin R. Keating.

                                VOTING SECURITIES

      Applied's common stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of Applied's stockholders. Each share of common stock entitles the holder thereof to one vote. As of June 1, 2006, 5,353,941 shares of Applied' common stock were outstanding.


                               APPLIED'S BUSINESS

      Applied is currently a public "shell" company with nominal assets whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Applied would acquire a target company with an operating business with the intent of continuing the acquired company's business as a publicly held entity.


                               PRO-STARS' BUSINESS

      Pro-Stars, Inc., a Nevada corporation ("Pro-Stars"), owns, either directly or indirectly, a majority of the partnership interests in and to the following limited partnerships: (i) CAEFOD, LP, a Nevada limited partnership ("CAEFOD");
(ii) RIOFOD, LP, a Nevada limited partnership ("RIOFOD"); (iii) SWFOD, LP, a Nevada limited partnership ("SWFOD"); and (iv) MOAFOD, LP, a Nevada limited partnership ("MOAFOD") (collectively, the "Partnerships"). Each of the Partnerships has entered into a franchise agreement with Dreams Franchise Corporation, a California corporation ("DFC") to operate a Field of Dreams(R) store (collectively, the "Stores"). The Stores sell sports-related merchandise and celebrity-oriented merchandise, sports collectibles, memorabilia, trading cards and related merchandise and products. The Stores owned by CAEFOD, RIOFOD and SWFOD are located in malls on the strip in Las Vegas while the Store owned by MOAFOD is located in the Mall of America in Bloomington, Minnesota.

      Pro-Stars also owns a 100% interest in Stars Live 365, LLC ("SL365"), which operates at certain of Pro-Stars' Field of Dreams store locations in Las Vegas and which owns an interest in each of the Partnerships. The Stars Live 365 concept emphasizes the presence at the store each day of a celebrity personality from the sports, television, motion picture, political or any other arena that has produced well-recognized individuals to sign autographs, photographs or other pieces of memorabilia. Through its ownership of SL365, Pro-Stars owns a majority interest in and is the general partner of 365 Las Vegas, LP, a Nevada limited partnership, and a majority interest in each of the Partnerships.

      The corporate headquarters of Pro-Stars is located at Pro-Stars, Inc., 6225 MacLeod Ave., Suite 23, Las Vegas, Nevada 89120.

      The business of Pro-Stars involves a number of risks and uncertainties that could cause the actual results of the company to differ materially from those estimated by management from time to time. Potential risks and uncertainties, include, but are not limited to, such factors as fluctuations in demand for Pro-Stars' products, changes in the franchise arrangements for Pro-Stars' current or future franchise store locations, the cost of inventory purchased from Pro-Stars' franchisor and its affiliates, conditions and trends in the retail market, additions or departures of key personnel, Pro-Stars' ability to attract and maintain customers and strategic business relationships, Pro-Stars' ability to identify, locate and construct new store locations on a cost-effective basis, the impact of competitive products and pricing, growth in target markets, the adequacy of Pro-Stars' liquidity and financial strength to support its growth, and other information that may be detailed from time to time in Applied's filings with the United States Securities and Exchange Commission should the Merger transaction contemplated by the Merger Agreement be completed.


                             DIRECTORS AND OFFICERS

      On December 14, 2005, Norwood Venture Corp., a Delaware corporation ("Norwood") entered into a Securities Purchase Agreement with KI Equity Partners III, LLC, a Delaware limited liability company ("KI Equity"), as amended (the "Purchase Agreement") under which KI Equity agreed to purchase and Norwood agreed to sell an aggregate of 2,281,302 shares of Applied's common stock, representing approximately 77.2% of Applied's outstanding shares of common stock at the time, to KI Equity at a price of $175,000.

      The closing of the transactions under the Purchase Agreement occurred on December 29, 2005 ("Closing"). Effective as of the Closing, Mark R. Littell resigned as Chief Executive Officer and Chief Financial Officer of Applied, and Kevin R. Keating was appointed President, Secretary, Treasurer and a director of Applied. Mark R. Littell had been the Chief Executive Officer, Chief Financial Officer and a Director of Applied since January 1998. Since May 1988, Mr. Littell has been the President and controlling stockholder of Norwood.

      The Purchase Agreement contemplated that Mark R. Littell would continue as a director of Applied following the Closing until such time as Applied complied with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated under the Exchange Act. The information statement under Rule 14f-1 was filed with the SEC on December 15, 2005 and mailed to Applied's stockholders on December 19, 2005. Accordingly, effective December 30, 2005, Mark R. Littell resigned as a director of Applied.

      The following table sets forth the names, positions and ages of executive officers and directors of Applied. All directors serve until the next annual meeting of stockholders or until their successors are elected and qualified. Officers are elected by the board of directors and their terms of office are, except to the extent governed by employment contract, at the discretion of the board of directors. There is no family relationship between any director, executive officer or person nominated or chosen by Applied to become a director or executive officer.

       NAME             AGE                 POSITION                      TERM
--------------------  -------   -----------------------------------   ----------
Kevin R. Keating (1)     66     President, Treasurer, Secretary and     1 Year
                                            Director


(1) Mr. Keating became President, Secretary, Treasurer, and a director effective December 29, 2005.

      KEVIN R. KEATING, sole Director, President, Secretary and Treasurer of Applied, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors. Mr. Keating is also the manager and sole member of Vero Management, LLC, which has a management agreement with Applied.


                        COMMITTEES OF BOARD OF DIRECTORS

Audit Committee and Audit Committee Financial Expert
----------------------------------------------------

      Applied is not a "listed company" under SEC rules and is therefore not required to have an audit committee comprised of independent directors. Applied does not currently have an audit committee, however, for certain purposes of the rules and regulations of the SEC, Applied's board of directors is deemed to be its audit committee. Applied's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.


No Code of Ethics
-----------------

      A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

      o Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

      o Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to, the SEC and in other public communications made by an issuer;

      o     Compliance with applicable governmental laws, rules and regulations;

      o The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and

      o     Accountability for adherence to the code.

      Applied has not adopted a code of ethics that applies to the Chief Executive Officer and Chief Financial Officer because it has no meaningful operations. Applied does not believe that a formal written code of ethics is necessary at this time.

Conflicts of Interest
---------------------

      Certain conflicts of interest existed at September 30, 2005 and may continue to exist between Applied and its officers and directors due to the fact that each has other business interests to which they devote their primary attention. Each officer and director may continue to do so notwithstanding the fact that management time should be devoted to the business of Applied.

      Certain conflicts of interest may exist between Applied and its management, and conflicts may develop in the future. Applied has not established policies or procedures for the resolution of current or potential conflicts of interest between Applied, its officers and directors or affiliated entities. There can be no assurance that management will resolve all conflicts of interest in favor of Applied, and conflicts of interest may arise that can be resolved only through the exercise by management their best judgment as may be consistent with their fiduciary duties. Management will try to resolve conflicts to the best advantage of all concerned, but there may be times when an acquisition opportunity is given to another entity to the disadvantage of Applied's stockholders and for which there will be no recourse. As part of the Merger, Applied will engage Keating Securities, LLC, an affiliate of Keating Investments, LLC, the managing member of Applied's controlling stockholder, to act as a financial advisor in connection with the Merger for which it will earn a $500,000 advisory fee upon the Closing.

Board Meetings and Committees
-----------------------------

      Directors may be paid their expenses, if any, of attendance at such meeting of the Board of Directors, and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving Applied in any other capacity and receiving compensation therefore except as otherwise provided under applicable law. Except as set forth below, no compensation has been paid to the Directors. The Board of Directors may designate from among its members an executive committee and one or more other committees. No such committees have been appointed.

      Applied is not a "listed company" under SEC rules and is therefore not required to have a compensation committee or a nominating committee. Applied does not currently have a compensation committee. Applied's Board of Directors is currently comprised of only one member, Kevin R. Keating, who is also Applied's sole officer acting as President, Secretary and Treasurer. Applied has no employees, and any compensation for directors and officers must be approved by the Board of Directors.

      Applied neither has a nominating committee for persons to be proposed as directors for election to the Board of Directors nor a formal method of communicating nominees from shareholders. Applied does not have any restrictions on shareholder nominations under its certificate of incorporation or by-laws. The only restrictions are those applicable generally under Delaware General Corporation Law and the federal proxy rules. Currently, the entire Board of Directors decides on nominees, on the recommendation of one or more members of the Board of Directors. None of the members of the Board of Directors are "independent." The Board of Directors will consider suggestions from individual shareholders, subject to evaluation of the person's merits. Stockholders may communicate nominee suggestions directly to any of the Board members, accompanied by biographical details and a statement of support for the nominees. The suggested nominee must also provide a statement of consent to being considered for nomination. Although there are no formal criteria for nominees, Applied's Board of Directors believes that persons should be actively engaged in business endeavors, have a financial background, and be familiar with acquisition strategies and money management.

      Because the management and directors of Applied are the same persons, the Board of Directors has determined not to adopt a formal methodology for communications from shareholders on the belief that any communication would be brought to the Board's attention by virtue of the co-extensive capacities served by Kevin R. Keating.

                     APPLIED EXECUTIVE COMPENSATION SUMMARY

      The following Executive Compensation Chart highlights the compensation for Applied's executive officers. No other executive officers received salary and bonus in excess of $100,000 for the prior three fiscal years.

------------------------------------------------------------------------------------------------------------------------------
                                                                               Long Term Compensation
------------------------------ ---------------------------------------- -------------------------------------- ---------------
                                       Annual Compensation                       Awards             Payouts
------------------------------ ---------------------------------------- -------------------------  ----------- ---------------
                                                                                      Securities
        Name                                                Other        Restricted    Underlying
         and                                                Annual          Stock       Options/       LTIP        All Other
      Principal                 Salary ($)   Bonus       Compensation     Award(s)    SARs (#) (2)  Payouts       Compensation
      Position          Year                  ($)           ($)             ($)                       ($)            ($)
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- ---------------
Mark R. Littell (CEO    2005       $0          $0            $0             N/A          N/A          N/A            N/A
and CFO)                2004       $0          $0            $0             N/A          N/A          N/A            N/A
                        2003       $0          $0            $0             N/A          N/A          N/A            N/A
---------------------- ------- ------------ --------- ----------------- ------------ ------------- ----------- ---------------


      There was no other compensation paid to Mark R. Littell during the fiscal year ended September 30, 2005 in his capacity as an officer or director of Applied. There were no option grants to Mark R. Littell during the fiscal year ended September 30, 2005, and no options were exercised by Mark R. Littell during the fiscal year ended September 30, 2005.

      We did not pay any compensation to any director in the year ended September 30, 2005.

      On January 4, 2006, Applied issued 100,000 shares of its common stock to Kevin R. Keating, the current sole officer and director of Applied, for services rendered to Applied valued at $5,000, or $0.05 per share. Mr. Keating became an officer and director of Applied effective December 29, 2005.


                           NEW DIRECTORS AND OFFICERS

      The Merger Agreement provides that, on the Closing Date, Kevin R. Keating will resign as the President, Treasurer, Secretary and a director of Applied and shall appoint the following persons as executive officers and directors of Applied.

        NAME            AGE                      POSITION
  -------------------  -----  --------------------------------------------------

  Sam D. Battistone     66     Chairman of the Board and Chief Executive Officer

  Sean Goodchild        45     President, Secretary and Director

  Dale E. Larsson       62     Chief Financial Officer and Director

  Klaus Moeller         45     Director

      SAM D. BATTISTONE is currently the chief executive officer and chairman of the board of directors of Pro-Stars. Mr. Battistone has held these positions since January, 2005. Mr. Battistone is also the chief executive officer and chairman of the board of directors of Dreams, Inc., a position he has held since inception of that company. Mr. Battistone served as president of Dreams, Inc. until November 1998. He was the principal owner, founder and served as Chairman of the Board, President and Governor of the New Orleans Jazz and Utah Jazz of the National Basketball Association (NBA) from 1974 to 1986. In 1983, he was appointed by the Commissioner of the NBA to the Advisory committee of the Board of Governors of the NBA. He held that position until he sold his interest in the team. He served as a founding director of Sambo's Restaurants, Inc. and in each of the following capacities, from time to time, from 1967 to 1979: President, Chief Executive Officer, Vice-Chairman and Chairman of the Board of Directors. During that period, Sambo's grew from a regional operation of 59 restaurants to a national chain of more than 1,100 units in 47 states. From 1971 to 1973, he served on the Board of Directors of the National Restaurant Association.

      SEAN GOODCHILD is the president of Pro-Stars and has been elected to serve on the board of directors of Pro-Stars. Mr. Goodchild also previously served as Pro-Stars' chief executive officer. Mr. Goodchild has sat on the board of directors since Pro-Stars' inception. Mr. Goodchild has a background in sales, sourcing products from around the globe, mainly in China, Hong Kong, Thailand and other parts of Asia, as well as South America.

      DALE E. LARSSON has served as a director of Pro-Stars since January 10, 2005, when he was appointed chief financial officer and a director of Pro-Stars. Mr. Larsson has served as a director of Dreams, Inc. since 1982 and was Secretary-Treasurer and Chief Financial Officer of Dreams, Inc. until September 1998. Mr. Larsson graduated from Brigham Young University in 1971 with a degree in business. From 1972 to 1980, Mr. Larsson served as controller of Invest West Financial Corporation, a Santa Barbara, California based real estate company. From 1981 to 1982, he served as the corporate controller of WMS Famco, a Nevada corporation based in Salt Lake City, Utah, which engaged in the business of investing in land, restaurants and radio stations.

      KLAUS MOELLER was elected to serve on the board of directors of Pro-Stars. Mr. Moeller currently also acts as the Chief Executive Officer and Chairman of the Board of Pacific Entertainment Corporation, a privately held company in the business of producing and selling a variety of children's entertainment products. Mr. Moeller founded Genius Products, Inc., a publicly traded company, in 1997 and acted as its chief executive officer until February 2005. Mr. Moeller resigned as a director of Genius Products on September 9, 2005. In his capacity as chief executive officer, Mr. Moeller was in charge of the day-to-day business operations of Genius Products. Mr. Moeller also served as the interim chief financial officer of Genius Products from May 2001 to July 28, 2005. On December 31, 2005, Mr. Moeller entered into an Asset Purchase Agreement with Genius Products, which was later assigned to Pacific Entertainment Corporation, whereby he obtained all licensing rights and trademarks to a variety of children's entertainment products, including brand names like Baby Genius. Mr. Moeller was previously chairman of the board and chief executive officer of International Trade and Manufacturing Corporation, which was acquired by Genius Products in October 1997. Mr. Moeller has a background in marketing, advertising, real estate and auditing.

                    PRO-STARS EXECUTIVE COMPENSATION SUMMARY

      The following Executive Compensation Chart highlights the compensation for Pro-Stars' executive officers. No other executive officers received salary and/or bonus in excess of $100,000 for the prior three fiscal years ended December 31, 2003, 2004 and 2005.

----------------------------------------------------------------------- --------------------------------------
                                                                               Long Term Compensation
----------------------------------------------------------------------- --------------------------------------
                                                                                 Awards             Payouts
                                       Annual Compensation
--------------------------- ------------------------------------------- -------------------------- ----------- ---------------
                                                                                      Securities
      Name                                                 Other        Restricted    Underlying
       and                                                 Annual          Stock       Options/       LTIP        All Other
    Principal                   Salary      Bonus       Compensation     Award(s)    SARs (#) (#)  Payouts       Compensation
    Position        Year         ($)          ($)           ($)             ($)                       ($)            ($)
------------------ -------- --------------- --------- ----------------- ------------ ------------- ----------- ---------------
Sam D.              2005     $192,000 (1)      $0        $8,264 (2)         N/A       1,000,000       N/A            N/A
Battistone (CEO     2004          $0           $0            $0             N/A          N/A          N/A            N/A
and Director)       2003          $0           $0            $0             N/A          N/A          N/A            N/A

------------------ -------- --------------- --------- ----------------- ------------ ------------- ----------- ---------------
Sean Goodchild      2005      $80,000          $0            $0             N/A        500,000        N/A            N/A
(President, COO     2004      $60,000          $0            $0             N/A          N/A          N/A            N/A
and Director)       2003          $0           $0            $0             N/A          N/A          N/A            N/A

------------------ -------- --------------- --------- ----------------- ------------ ------------- ----------- ---------------
Dale E. Larsson     2005      $80,000          $0        $3,471(3)          N/A        500,000        N/A            N/A
(CFO and            2004          $0           $0            $0             N/A          N/A          N/A            N/A
director)           2003          $0           $0            $0             N/A          N/A          N/A            N/A

------------------ -------- --------------- --------- ----------------- ------------ ------------- ----------- ---------------


(1) Mr. Battistone has assigned all of his annual compensation to Dreamstar, Inc., an entity wholly owned by him, and Pro-Stars makes Mr. Battistone's salary payments directly to that entity.

(2) Amount represents auto allowance paid to Mr. Battistone.

(3) Amount represents payments in connection to Mr. Larsson's life insurance premiums.

EMPLOYMENT AGREEMENTS

      On January 1, 2005, Mr. Larsson entered into a written employment agreement with Pro-Stars, Inc. Additionally, on October 1, 2005, Mr. Battistone entered into a written employment agreement with Pro-Stars, Inc. Each employment agreement is for a three year term. Pursuant to these employment agreements, Pro-Stars pays Mr. Battistone an annual base salary of $192,000 and Mr. Larsson an annual base salary of $80,000. Additionally, pursuant to the these employment agreements, Pro-Stars granted stock options to Mr. Battistone to purchase 1,000,000 shares of common stock of Pro-Stars and stock options to Mr. Larsson to purchase 500,000 shares of common stock of Pro-Stars, each at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, the option granted to Mr. Battistone would be adjusted to become an option to purchase 293,253 shares of common stock of Applied and the option granted to Mr. Larsson would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, each at an exercise price of $3.41 per share. The stock options granted to Mr. Battistone and Mr. Larsson vest at a rate of 50% of the shares on the date of the option grant, 25% on the first anniversary of the date of the option grant and 25% on the second anniversary of the date of the option grant. Mr. Battistone and Mr. Larsson are also entitled to receive annual bonuses and additional stock option grants at the discretion of Pro-Stars' Board of Directors. In addition, if either Mr. Battistone or Mr. Larsson is terminated for any reason other than for "cause" as defined in their respective agreements, then Pro-Stars must pay the applicable officer an amount equal to one year's base salary.

      On January 1, 2005, Mr. Joseph Casey, III entered into a written employment agreement with Pro-Stars to serve as the head of the Stars Live 365 division. Mr. Casey's employment agreement is for a three year term. Pursuant to this employment agreement, Pro-Stars pays Mr. Casey an annual base salary of $84,000. Additionally, pursuant to the employment agreement, Pro-Stars granted stock options to Mr. Casey to purchase 500,000 shares of common stock of Pro-Stars, at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock option vests at a rate of 50% of the shares on the date of the option grant, 25% of the shares on the first anniversary of the date of the option grant and 25% of the shares on the second anniversary of the date of the option grant. Mr. Casey is also entitled to receive annual bonuses and additional stock option grants at the discretion of the Board of Directors. In addition, if Mr. Casey is terminated by Pro-Stars for any reason other than for "cause" as defined in their respective agreements, then Pro-Stars must pay Mr. Casey an amount equal to one year's base salary.

      On January 1, 2004, Pro-Stars entered into a consulting agreement with Mr. Sean Goodchild under which Mr. Goodchild received compensation equal to $5,000 per month exclusive of travel and out-of-pocket expenses, which were reimbursed by Pro-Stars. The agreement expired on December 31, 2004 and was replaced by a new three year agreement on January 1, 2005 for total payment of $80,000 per annum exclusive of travel and out-of-pocket expenses, which are reimbursed by Pro-Stars. Additionally, pursuant to the terms of the consulting agreement, Pro-Stars granted a stock option to Mr. Goodchild to purchase 500,000 shares of common stock of Pro-Stars, at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock option vests at a rate of 50% of the shares on the date of the option grant, 25% of the shares on the first anniversary of the date of the option grant and 25% of the shares on the second anniversary of the date of the option grant. Mr. Goodchild is also eligible to participate in any of Pro-Stars' bonus programs. Pro-Stars also pays Mr. Goodchild a monthly sum of $600 to purchase a health care benefit plan. Under the agreement, Mr. Goodchild is entitled to indemnification by Pro-Stars for damages resulting from certain liabilities, suits, claims, losses, damages and judgments against him related to his services under the consulting agreement. The consulting agreement may be terminated by either party upon written notice at least 30 days prior to the termination date.

      On January 1, 2004, Pro-Stars entered into a consulting agreement with Mr. Klaus Moeller, under which Mr. Moeller received compensation equal to $5,000 per month, exclusive of travel and out-of-pocket expenses, which were reimbursed by Pro-Stars. The agreement expired on December 31, 2004 and was replaced by a new three year agreement on January 1, 2005 for total payment of $3,000 per month, exclusive of travel and out-of-pocket expenses, which are reimbursed by Pro-Stars. Additionally, pursuant to the terms of the consulting agreement, Pro-Stars granted a stock option to Mr. Moeller to purchase 500,000 shares of common stock of Pro-Stars, each at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock option vests at a rate of 50% of the shares on the date of the option grant, 25% of the shares on the first anniversary of the date of the option grant and 25% of the shares on the second anniversary of the date of the option grant. Mr. Moeller is also eligible to participate in any of Pro-Stars' bonus programs at the discretion of Pro-Stars' Board of Directors. Under the agreement, Mr. Moeller is entitled to indemnification by Pro-Stars for damages resulting from certain liabilities, suits, claims, losses, damages and judgments against him related to his services under the consulting agreement. The consulting agreement may be terminated by either party upon written notice at least 30 days prior to the termination date.


                   STOCK OPTION GRANTS TO PRO-STARS EXECUTIVES

      The following table provides information concerning individual option grants of stock options made during fiscal 2005 to officers of Pro-Stars. The percentage of total options granted to Pro-Stars' employees in the last fiscal year is based on options to purchase an aggregate of 3,350,000 shares of common stock granted under Pro-Stars Equity Incentive Plan to its employees in fiscal 2005.

                               NUMBER OF     PERCENT OF
                               SHARES OF       TOTAL
                                 COMMON       OPTIONS
                                 STOCK       GRANTED TO
                               UNDERLYING    EMPLOYEES    EXERCISE
                                OPTIONS       IN LAST       PRICE     EXPIRATION
NAME                           GRANTED (#)   FISCAL YEAR    ($/SH)       DATE
-----------------            ------------- ------------- ----------  ----------

Sam D. Battistone             1,000,000         29%         $1.00      7-28-2010
Sean Goodchild                  500,000         14%         $1.00      7-28-2010
Dale E. Larsson                 500,000         14%         $1.00      7-28-2010

      The following table provides information concerning individual stock option grants of stock options made during fiscal 2005 to officers of Pro-Stars as adjusted to give effect to: (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock.

                               NUMBER OF     PERCENT OF
                               SHARES OF        TOTAL
                                 COMMON        OPTIONS
                                 STOCK       GRANTED TO
                               UNDERLYING     EMPLOYEES   EXERCISE
                                OPTIONS        IN LAST     PRICE     EXPIRATION
NAME                          GRANTED (#)    FISCAL YEAR   ($/SH)       DATE
-----------------            ------------  ------------ ----------  ------------

Sam D. Battistone               293,253          29%        $3.41      7-28-2010
Sean Goodchild                  146,627          14%        $3.41      7-28-2010
Dale E. Larsson                 146,627          14%        $3.41      7-28-2010



      Pro-Stars adopted a stock option plan (the "Equity Incentive Plan") in May, 2005. Prior to the Merger, Pro-Stars had reserved 4,000,000 shares of its common stock for issuance under the Equity Incentive Plan. In connection with the Merger, Applied will assume the Equity Incentive Plan and all options outstanding thereunder. After giving effect to the Merger and the Reverse Split, the number of shares of common stock reserved under the Equity Incentive Plan will be 1,173,011 shares of Applied common stock; provided, however, that Applied intends to increase the number of shares reserved for issuance under the Equity Incentive Plan to 2,000,000 after the closing of the Merger.

      Under the Equity Incentive Plan, options to purchase common stock may, from time to time, be granted to directors, officers, employees and service providers of Pro-Stars. The exercise price for any non-statutory options granted under the Equity Incentive Plan will not be less than 85% than the fair market value of the common stock at the time of grant. The exercise price of incentive stock options granted under the Equity Incentive Plan will not be less than the fair market value of the common stock at the time of grant. The maximum term of each option is ten years, and options granted under the Equity Incentive Plan are non-transferable and subject to early termination in the event of the death of the optionee or the optionee ceasing to be a director, officer, employee of or a service provider to Pro-Stars or any applicable subsidiary.

      Pro-Stars provides health insurance coverage to each of its employees and pays Mr. Goodchild $600 per month to purchase a health care benefit plan.

      To the best of Applied's knowledge, none of the proposed officers or directors intended to be appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Applied, and no such persons have been involved in any transaction with Applied or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein. To the best of Applied's knowledge, none of the proposed officers and directors intended to be appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

      The following table sets forth the number of shares of Pro-Stars' common stock subject to exercisable and unexercisable stock options that Pro-Stars' officers held at the end of its fiscal year 2005. The named officers did not exercise any options in fiscal 2005.

                        NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                       UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT FISCAL
NAME                 OPTIONS AT FISCAL YEAR END             YEAR END
-----------------   ---------------------------   ------------------------------
                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
Sam D. Battistone     500,000        500,000           $0              $0
Sean Goodchild        250,000        250,000           $0              $0
Dale E. Larsson       250,000        250,000           $0              $0

         The following table provides information concerning the number of shares of Pro-Stars' common stock subject to exercisable and unexercisable stock options that Pro-Stars' officer held at the end of its fiscal year 2005 adjusted to give effect to: (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and
(iv) the automatic conversion of the Preferred Stock into Applied's Common Stock. The named officers did not exercise any options in fiscal 2005.

                        NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                       UNDERLYING UNEXERCISED     IN-THE-MONEY OPTIONS AT FISCAL
NAME                OPTIONS AT FISCAL YEAR END              YEAR END
-----------------   ---------------------------   ------------------------------
                    EXERCISABLE   UNEXERCISABLE   EXERCISABLE     UNEXERCISABLE
Sam D. Battistone     146,627        146,626           $0              $0
Sean Goodchild        73,314          73,313           $0              $0
Dale E. Larsson       73,314          73,313           $0              $0


                              DIRECTOR COMPENSATION

      Directors who are also officers of Pro-Stars do not receive separate compensation for their services as directors of Pro-Stars. Independent directors of Pro-Stars currently do not receive compensation for their service on the Board.

                                LEGAL PROCEEDINGS

      On November 8, 2005, Pro-Stars initiated the litigation matter entitled Pro-Stars, Inc. v. Paula Abdul, Inc., et al (together, "Abdul") (SDSC Case No. GIC 856641) (the "Litigation"). Pursuant to the Litigation, Pro-Stars has asserted a breach of contract action against Abdul for the breach of a licensing agreement concerning the design, marketing and promotions of three watch designs carrying the "Paula Abdul" trademark. Due to Abdul's nonperformance, Pro-Stars has sued for breach of contract seeking to recover all out of pocket expenses and reasonably anticipated lost profits.

      Abdul filed a cross-complaint in response to the Litigation alleging a breach of contract and fraud. Neither cause of action sets forth a damage claim expected to be in excess of the jurisdictional minimum ($25,000). Pro-Stars disputes the allegations set forth in the Cross-Complaint and intends to pursue the matter to trial.


                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding Applied's common stock beneficially owned on June 1, 2006, for (i) each shareholder Applied knows to be the beneficial owner of 5% or more of its outstanding common stock, (ii) each of Applied's executive officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of Applied's knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control of Applied. At June 1, 2006, 5,353,941 shares of Applied' common stock were outstanding.


                                        Number of Shares            Percent of
            Name                       Beneficially Owned             Shares
-----------------------------------    ------------------          -----------
Kevin R. Keating                              100,000 (1)             1.9%
936A Beachland Boulevard, Suite 13
Vero Beach, Florida 32963

KI Equity Partners III, LLC                 4,481,302 (2)            83.7%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111

All  Executive  Officers and                  100,000                 1.9%
Directors as a group

      (1) Kevin R. Keating is not affiliated with and has no equity interest in KI Equity Partners III, LLC ("KI Equity") and disclaims any beneficial interest in the shares of Applied's common stock owned by KI Equity.

      (2) Timothy J. Keating is the manager of KI Equity and exercises sole voting and investment control over such shares. KI Equity is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of Applied's common stock owned by Kevin R. Keating.

      The following table sets forth certain information regarding Applied's common stock beneficially owned on June 1, 2006, for (i) each stockholder known to be the beneficial owner of 5% or more of Applied's outstanding common stock,
(ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Merger Agreement on a post-Reverse Split basis, assuming such transactions were completed as of such date and further assuming that the gross proceeds from the Equity Financing are $15,000,000. The information contained in the following table is provided for disclosure purposes only as there can be no assurance that the transactions contemplated by the Merger Agreement will be completed or that the actual ownership will be as set forth therein based on the assumptions used. At Closing, Applied intends to file a Current Report on Form 8-K which will include an updated beneficial ownership table for Applied to reflect the actual results of the completion of the transactions under the Merger Agreement and the Equity Financing.

      Assuming (i) the completion of the Merger, (ii) gross proceeds from the Equity Financing of $15,000,000, (iii) the Reverse Split, and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock occurred as of June 1, 2006, Applied expects to have 11,897,649 shares of Common Stock outstanding.

                                        Number of Shares            Percent of
            Name                       Beneficially Owned             Shares
-----------------------------------    ------------------          -----------

Sam D. Battistone                           1,759,516 (1)              14.6%
P.O. Box 230400 Las Vegas, NV 88123

Sean Goodchild                                843,102 (2)               7.0%
Apartado 1230
P-8401-910 Praia Do Carvoeiro
Algarve, Portugal

Dale E. Larsson                               109,970 (3)               0.9%
1776 North State Street
Suite # 160
Orem, UT 84057

Klaus Moeller                                 549,849 (4)               4.5%
3335 Caminito Daniella
Del Mar, CA 92014

KI Equity Partners III, LLC                   298,754 (5)               2.5%
c/o Timothy J. Keating, Manager
5251 DTC Parkway, Suite 1090
Greenwood Village, Colorado 80111

All Executive Officers and Directors        3,561,191 (6)              28.7%
as a Group (5 persons)


      (1) Includes options to purchase 146,627 shares of common stock which will be vested within sixty (60) days after June 1, 2006.

      (2) Includes options to purchase 109,970 shares of common stock which will be vested within sixty (60) days after June 1, 2006.

      (3) Includes options to purchase 109,970 shares of common stock which will be vested within sixty (60) days after June 1, 2006.

      (4) Includes options to purchase 109,970 shares of common stock which will be vested within sixty (60) days after June 1, 2006. These shares are held by the Klaus Moeller Family Trust UTD 10/14/03 of which Klaus Moeller is a trustee. Mr. Moeller has dispositive and voting power over such shares.

      (5) Timothy J. Keating is the manager of KI Equity Partners III, LLC ("KI Equity"), and exercises sole voting and investment control over such shares

      (6) Includes options to purchase 476,537 shares of common stock which will be vested within sixty (60) days after June 1, 2006.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

APPLIED

      In connection with the Purchase Agreement, Mark R. Littell and Norwood entered into an agreement releasing Applied from any and all claims they have against Applied.

      During 2006, Norwood paid an accrued legal expense on behalf of Applied in the amount of $1,568, which was recorded as additional paid-in capital.

      In  connection   with  the  Purchase   Agreement,   Applied  paid  Norwood
approximately $18,936 for consulting services rendered by it to Applied.

      Effective January 1, 2006, Applied entered into a contract with Vero Management, L.L.C. ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating, the sole director of Applied, is the manager of Vero. The term of the contract is for one year, but the contract may be terminated at any time. In consideration of the services provided, Vero is paid $2,500 for each month in which services are rendered.

      Kevin R. Keating is the father of Timothy J. Keating, the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KI Equity, which is the majority stockholder of Applied. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KI Equity, or Keating Securities, LLC and disclaims any beneficial interest in the shares of Applied's common stock owned by KI Equity. Similarly, Keating Investments, LLC, KI Equity and Keating Securities, LLC disclaim any beneficial interest in the shares of Applied's common stock currently owned by Kevin R. Keating.

      At or prior to the Closing, pursuant to the terms of the Merger Agreement, Applied will enter into a certain financial advisory agreement with Keating Securities, LLC ("Keating Securities"), a registered broker-dealer, under which Keating Securities will be compensated by Applied for its advisory services rendered to Applied in connection with the Merger. The transaction advisory fee will be $500,000. This fee shall be paid upon the Closing of the Merger.

      Other than the above transactions or otherwise set forth in this Information Statement or in any reports filed by Applied with the SEC, Applied has not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of its common stock, or family members of such persons. Applied is not a subsidiary of any company.

PRO-STARS

      Sean Goodchild, Pro-Stars' president, has loaned Pro-Stars $450,000 to be used for certain tenant improvements for its Field of Dreams store located at Caesar's Palace. The loan is to be repaid out of the proceeds of the Equity Financing.

      Sam D. Battistone, the chief executive officer and chairman of the board of directors of Pro-Stars, is an officer, director and shareholder of Dreams, Inc., a Utah corporation. Additionally, Dale E. Larsson, the chief financial officer and director of Pro-Stars, is also a director and minority shareholder of Dreams, Inc. Dreams, Inc., through its wholly owned subsidiary DFC, is the franchisor to Pro-Stars. Each of the Partnerships has entered into a franchise agreement with DFC to own and operate a Field of Dreams store pursuant to which it pays DFC a percentage of gross revenues of each such Field of Dreams stores.

      On December 30, 2004, Pro-Stars entered into an exclusive licensing agreement with Dreams, Inc. and DFC to acquire exclusive worldwide licensing rights to develop the Stars Live 365 Concept and to acquire exclusive rights to develop new Field of Dreams stores in the City of Las Vegas, Nevada and a 100 mile radius surrounding Las Vegas. Pursuant to the terms of the exclusive licensing agreement, Pro-Stars is obligated to pay DFC a percentage of gross revenues of each Field of Dreams store and each Stars Live 365 Concept store. Pursuant to the terms of the exclusive licensing agreement, Dreams, Inc. is obligated to cause Pete Rose, with whom it has an exclusive arrangement, to make appearances at Pro-Stars' stores. Sam D. Battistone, is an officer, director and shareholder of Dreams Inc. Additionally, Dale E. Larsson, is a director and minority shareholder of Dreams, Inc. DFC is a wholly owned subsidiary of Dreams, Inc.

      In connection with the exclusive licensing agreement with Dreams, Inc. and DFC, Pro-Stars is obligated to pay The Green Organization, Mr. Rose's agent, for the services of Pete Rose. For the year ended December 31, 2005, Pro-Stars paid the Green Organization $733,207 in connection with Pete Rose's services.

      Mounted Memories, a division of Dreams, Inc., is a major supplier of sports memorabilia products that Pro-Stars sells in its stores. For the year ended December 31, 2005, Pro-Stars incurred total inventory costs of $299,376 in connection with inventory purchase for resale from Mounted Memories.

      In October, 2005, Pro-Stars acquired 100% of the membership interests in and to Stars Live 365, LLC, a Nevada limited liability company from Sam D. Battistone. At the time of Pro-Stars' acquisition of the membership interests in Stars Live 365, Mr. Battistone was serving as the chief executive officer and chairman of the board of directors of Pro-Stars. In consideration for Mr. Battistone's membership interests in Stars Live 365, Pro-Stars issued to Mr. Battistone (a) a secured promissory note in the original principal amount of $1,000,000 payable in 50 equal installments of $20,000; and (b) a secured promissory note in the original principal amount of $500,000 payable in 40 equal monthly installments of $12,500. A portion of these promissory notes was assigned by Mr. Battistone to Mr. Joseph Casey, III. Upon the assignment to Mr. Casey of a portion of each promissory note, Pro-Stars cancelled the original promissory notes and issued new promissory notes to Mr. Battistone and Mr. Casey as follows: (a) $136,000 and $480,000 to Mr. Casey; and (b) $460,000 and
$326,500 to Mr. Battistone. Each of the promissory notes is payable in equal monthly installments without interest. The current balances under the promissory notes issued to Mr. Casey are $120,000 and $440,000, respectively. The current balances under the promissory notes issued to Mr. Battistone are $440,000 and $318,000, respectively. Mr. Casey is currently serving as head of the Stars Live 365 division of Pro-Stars. These notes are secured by a pledge of the membership interests that Pro-Stars acquired in the transaction.

      In December, 2004, Pro-Stars purchased a 50% partnership interest in and to CAEFOD, RIOFOD and SWFOD from FOD Las Vegas, LLC, a Nevada limited liability company ("FODLV"). Sam D. Battistone was the managing-member of FODLV. In consideration for the interests, Pro-Stars paid FODLV a cash payment of $335,000 and issued FODLV a secured promissory note in the amount of $665,000, of which $165,000 was paid six months after the closing of the transaction with the remaining outstanding balance financed over a period of 36 months at an interest rate of 6% per annum. The note for the remaining $500,000 was assigned by FODLV to Mr. Joseph Casey, III and, in connection therewith, Pro-Stars cancelled the original note and reissued a new note directly to Mr. Casey. Subsequent to Pro-Stars' acquisition of the partnership interests, Mr. Battistone was appointed chief executive officer and chairman of the board of directors of Pro-Stars. The promissory note issued to FODLV is secured by the partnership interests in CAEFOD, RIOFOD and SWFOD Pro-Stars acquired from FODLV under a pledge agreement.

      FODLV, an entity wholly owned by Sam D. Battistone, rents office space to Pro-Stars in Nevada pursuant to a lease dated October 24, 2003 with Park 2000. The lease expires in November 2006.

      In October 2004, Pro-Stars entered into a 10-year non-cancelable lease agreement for 600 square feet of retail space in the Showcase Mall in Las Vegas. The lease expires in October, 2014. The lease is guaranteed by Sam D. Battistone, in the form of a standby letter of credit totaling $420,000. In February 2006, Pro-Stars entered into a Lease Modification for the space at the Showcase Mall which amendment called for the removal of 247 square feet from the original lease agreement. The remaining space is being sublet to a small store selling sports memorabilia provided by a nearby Field of Dreams store owned by Pro-Stars. In connection with the lease modification, the letter of credit requirement was reduced to $240,000.

      In October 2005, Pro-Stars entered into an agreement to purchase all of the remaining partnership interests of former partners and employees of CAEFOD and RIOFOD. In conjunction with that transaction, Pro-Stars assumed a promissory note from the sellers to Kim Casey, the wife of Joseph Casey, III, in the principal amount of $41,641.43, which bears interest at a rate of 6% per annum.

      On October 1, 2005, Pro-Stars entered into a three year employment agreement with Sam D. Battistone to serve as its chief executive officer for total compensation of $192,000 per annum. In addition, Mr. Battistone was granted an option to purchase 1,000,000 shares of common stock of Pro-Stars, at an exercise price of $1.00 per share. Assuming (i) the completion of the Merger;
(ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 293,253 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock options vest at a rate of 50% of the shares on the grant date, 25% of the shares on the first anniversary of the grant date and 25% of the shares on the second anniversary of the grant date. The agreement may be renewed for 12 month terms, unless terminated by either party, and provides for severance payments for a total of 12 months in the vent of termination of employment for reasons other than cause.

      On January 1, 2005, Pro-Stars entered into employment agreements with Dale
E. Larsson, its chief financial officer, and Joseph Casey, III, president of the Stars Live 365 division, for a period of three years. The agreements may be renewed for additional 12 month terms by written agreement, unless terminated by either party. The agreements provide for an annual base salary of $80,000 for Mr. Larsson and an annual base salary of $84,000 for Mr. Casey. The agreements provide for severance payments for a total of 12 months in the event of termination of employment for any reason other than cause. In connection with the employment agreement, Pro-Stars issued options to each of Messrs. Larsson and Casey to purchase 500,000 shares of common stock of Pro-Stars, each at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such options would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, each at an exercise price of $3.41 per share. The stock options vest at a rate of 50% of the shares on the grant date, 25% of the shares on the first anniversary of the grant date and 25% of the shares on the second anniversary of the grant date.

      On January 1, 2004, Pro-Stars entered into a consulting agreement with its president, Sean Goodchild, to provide certain consulting and advisory services to Pro-Stars on a project basis. Under the terms of the consulting agreement, Mr. Goodchild received monthly payments of $5,000. The agreement expired on December 31, 2004 and was replaced by a three year agreement on January 1, 2005 for total payment of $80,000 per annum exclusive of travel and out-of-pocket expenses, which are reimbursed by Pro-Stars. Additionally, pursuant to the terms of the consulting agreement, Pro-Stars issued a stock option to Mr. Goodchild to purchase 500,000 shares of common stock of Pro-Stars, at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock option vests at a rate of 50% of the shares on the grant date, 25% of the shares on the first anniversary of the grant date and 25% of the shares on the second anniversary of the grant date. Mr. Goodchild is also eligible to participate in any of Pro-Stars' bonus programs at the discretion of Pro-Stars' board of directors. Mr. Goodchild is also paid a monthly sum of $600 to purchase a health care benefit plan.

      On January 1, 2004, Pro-Stars entered into a consulting agreement with Klaus Moeller, one of its directors, to provide certain consulting and advisory services on a project basis. Under the terms of the consulting agreement, Mr. Moeller received monthly payments of $5,000. The agreement expired on December 31, 2004. On January 1, 2005, Pro-Stars extended the consulting agreement for a period of three years for monthly payments of $3,000 per month plus travel and out-of-pocket expenses. Either party may terminate the agreement upon 30 days prior written notice to the other. Additionally, pursuant to the terms of the consulting agreement, Pro-Stars issued a stock option to Mr. Moeller to purchase 500,000 shares of common stock of Pro-Stars, at an exercise price of $1.00. Assuming (i) the completion of the Merger; (ii) gross proceeds from the Equity Financing of $15,000,000; (iii) completion of the Reverse Split; and (iv) the automatic conversion of the Preferred Stock into Applied's Common Stock, such option would be adjusted to become an option to purchase 146,627 shares of common stock of Applied, at an exercise price of $3.41 per share. The stock option vests at a rate of 50% of the shares on the grant date, 25% of the shares on the first anniversary of the grant date and 25% of the shares on the second anniversary of the grant date. Mr. Moeller is also eligible to participate in Pro-Stars' bonus program at the discretion of its board of directors.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Applied's directors and executive officers, and persons who beneficially own more than 10% of a registered class of Applied' equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Applied's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Applied's common stock are required by SEC regulations to furnish Applied with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Applied, or written representations that no reports were required, Applied believes that for the fiscal year ended September 30, 2005 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Applied's securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

                                    SIGNATURE


      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        APPLIED SPECTRUM TECHNOLOGIES, INC.
                                        (Registrant)

                                         By:    /s/ Kevin R. Keating
                                                ---------------------------
                                         Name:  Kevin R. Keating
                                         Title:  President


Dated:   June 14, 2006